AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 2005

                   INVESTMENT COMPANY ACT FILE NO. 811-21630
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                            NT ALPHA STRATEGIES FUND
                       ------------------------------------
                                (NAME OF ISSUER)


                            NT ALPHA STRATEGIES FUND
                      ------------------------------------
                     (NAMES OF PERSON(S) FILING STATEMENT)

                      INVESTMENT COMPANY COMMON INTERESTS
                      -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                      ------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                              JOSEPH W. MCINERNEY
                            NT ALPHA STRATEGIES FUND
                            50 SOUTH LA SALLE STREET
                            CHICAGO, ILLINOIS 60675
                                 (312) 630-6000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                      ------------------------------------
                                   COPIES TO:
                             PHILIP H. HARRIS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION: $17,104,746.24*      AMOUNT OF FILING FEE: $2013.23**

* Calculated at the aggregate maximum purchase price to be paid for interests in the offer.
** Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: _______________    Filing Party:__________________
     Form or Registration No.:______________    Date Filed:____________________

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

| |  | |  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     | |  going-private transaction subject to Rule 13e-3.
     | |  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

ITEM 1.  SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is NT Alpha Strategies Fund (the "Fund"), a diversified closed-end management investment company organized as a Delaware statutory trust. The Fund is structured as a "master" fund, and the Fund's feeder funds invest all their assets in the Fund. All portfolio investments are made at the Fund level. This structure is sometimes called a "master/feeder" structure. The Fund's feeder funds, which consist of Northern Trust Alpha Strategies Fund, Q.P. and Northern Trust Alpha Strategies Fund, (collectively, the "Feeder Funds"), which are series of a Cayman Islands unit trust whose securities are offered in the United States pursuant to exemptions from registration under the Securities Act of 1933, as amended, and which are exempted from registration under the Investment Company Act of 1940, as amended, are simultaneously permitting redemptions of their own interests and units pursuant to the terms of their organizational interests. The principal executive offices of the Fund are located at 50 South La Salle Street, Chicago, IL 60675. The telephone number of the Fund is (312) 630-6000.

(b) The title of the securities being sought is common interests ("Interests"). As of March 31, 2005 there were approximately $68,418,984.95 of Interests issued and outstanding.

(c) The Interests are not currently traded on an established secondary trading market.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Interests. The Fund will repurchase Interests equivalent in value to the value of the units and interests in the Feeder Funds tendered to the Feeder Funds by their investors and any direct investors in the Fund. The information required by this Item is set forth in
Item 2(a) above.

(b)-(d) Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)

         (i) The Fund is seeking tenders of any and all of the issued and outstanding Interests (the "Offer").

         (ii) For each Interest tendered, the security holder will receive a cash amount equal to the net asset value per Interest (the "NAV") calculated on June 30, 2005, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2005 (the "Offer to Purchase"), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit
(a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 "Offer to Purchase and Price" and Section 6 "Repurchases and Payment" of the Offer to Purchase, which are incorporated herein by reference.

         (iii) The Offer is scheduled to expire on May 26, 2005, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet,
Section 2 "Offer to Purchase and Price" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

         (iv) Not applicable.

         (v) Reference is hereby made to Cover Page, Summary Term Sheet and
Section 7 "Certain Conditions of the Offer" of the Offer to Purchase, which are incorporated herein by reference.

         (vi) Reference is hereby made to Section 5 "Withdrawal Rights" of the Offer to Purchase, which is incorporated herein by reference.

         (vii) Reference is hereby made to the Cover Page, Section 4 "Procedure for Tenders" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

         (viii) Reference is hereby made to Section 2 "Procedure for Tendering Shares" of the Offer to Purchase, which is incorporated herein by reference.

         (ix) Reference is hereby made to the Cover Page and Section 6 "Repurchases and Payments" of the Offer to Purchase, which are incorporated herein by reference.

         (x) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

         (xi) Reference is hereby made to Section 2 "Procedure for Tenders" and
Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

         (xii) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) The Fund has been informed that affiliates of the Fund do not intend to tender to the Fund, through the Fund's private feeder funds, in response to the Offer. The Offer is available equally to the Feeder Funds and investors in the Fund on the same terms.

(c)-(f) Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d) Not applicable.

(e) The confidential private offering memoranda of the Feeder Funds state that the Fund intends to effect quarterly tender offers. Apart from facts set forth in the immediately preceding sentence, the Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Feeder Funds, any of the Fund's or the Feeder Fund's executive officers or directors, any person controlling the Fund or the Feeder Funds, or any executive officer or director of any corporation ultimately in control of the Fund or the Feeder Funds and any person with respect to any securities of the Fund or the Feeder Funds (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). For the avoidance of doubt, it should be noted that the Fund currently intends to make quarterly tender offers similar to the quarterly tender offer described in this Schedule TO on a going-forward basis.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a) Reference is hereby made in Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a continuous private offering of its units. The Fund is a "master" fund in which the Feeder Funds invest all their assets. The Fund also offers units directly to investors who are "accredited investors" as defined in Rule 501(a) under the Securities Act. The Feeder Funds have the same investment objective as the Fund. All investments are made at the Fund level. This structure is sometimes called a "master/feeder" structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in
(1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"); (8) the suspension of the Fund's obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund's registration statement; or (10) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a)-(d) Reference is hereby made to Section 6 "Repurchases and Payments" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The Fund does not hold any Interests in treasury.

(b) Reference is made to Section 8 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 business days by the Fund, any executive officer or manager of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 days pursuant to the private offering of its Interests, the Fund has sold approximately $8,608,030.00 of Interests at a price equal to the NAV on the date of each such sale. The Fund issues Interests to the Feeder Funds and to direct investors in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of shares of the Fund sold to such persons. Within the past 60 business days, the Fund issued approximately $8,608,030.00 in aggregate amount of Interests.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a) Not applicable.

(b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)  (1) None

     (2) None

     (3) Not Applicable.

     (4) Not Applicable.

     (5) None

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12.  EXHIBITS.

(a)  (1) (i) Offer to Purchase.

         (ii) Form of Letter of Transmittal.

         (iii) Letter to Unitholders.

     (2)-(5) Not applicable.

(b) Not applicable.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              NT ALPHA STRATEGIES FUND



                                              By:  /s/ Joseph W. McInerney
                                                   ------------------------
                                                   Joseph W. McInerney
                                                   President

April 27, 2005




EXHIBIT INDEX

EXHIBIT

(a)(1)(i)   Offer to Purchase.

(a)(1)(ii)  Form of Letter of Transmittal.

(a)(1)(iii) Letter to Unitholders.